Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the material provisions of the capital stock of Zevia PBC (“we,” “us,” “our,” and the “Company”). As of December 31, 2021, our Class A common stock is the only class of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, each of which are filed as exhibits to the Annual Report on Form 10-K, of which this exhibit is a part, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our amended and restated certificate of incorporation and our amended and restated bylaws and the applicable provisions of the DGCL for more information.

General

Our authorized capital stock consists of 550,000,000 shares of Class A common stock, $0.001 par value per share (“Class A common stock”), 250,000,000 shares of Class B common stock, $0.001 par value per share (“Class B common stock”), and 10,000,000 shares of “blank check” preferred stock, $0.001 par value per share.

Common Stock

We have two classes of common stock: Class A and Class B, each of which has one vote per share. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as provided in our amended and restated certificate of incorporation or as otherwise required by applicable law. Pursuant to our amended and restated certificate of incorporation, until such time as less than one-third of the currently outstanding Class B common stock remains outstanding, we may not amend, alter, repeal or waive the provisions of our amended and restated certificate of incorporation that relate to the terms of our capital stock without the approval of the holders of a majority of the then outstanding shares of our Class B common stock, voting as a separate class. Holders of the Class A common stock and Class B common stock, as the case may be, would also have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the DGCL, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Class A common stock

Voting. Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends. Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

No Preemptive Rights. Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Issuance of Additional Class A Common Stock. We may issue additional shares of Class A common stock from time to time, subject to applicable provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL. We are obligated to issue Class A common stock (subject to the transfer and exchange restrictions set forth in the Thirteenth Amended and Restated Limited Liability Company Agreement of Zevia LLC, dated as of July 21, 2021 (the “Zevia LLC Agreement”)) to Class B unitholders who exchange their Class B units of Zevia LLC for shares of our Class A common stock on a one-for-one basis (unless we elect to satisfy such exchange for cash). When a Class B unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired.

Class B common stock

Voting. Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends. Holders of our Class B common stock are not entitled to dividends in respect of their shares of Class B common stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, the holders of our Class B common stock will not be entitled to receive any distributions.

No Preemptive Rights. Holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. The Class B common stock is subject to automatic retirement upon an exchange of a Class B unit of Zevia LLC for a share of Class A common stock.

Issuance of Additional Class B Common Stock. No additional issuance of shares of Class B common stock will occur, except to holders of Class B units as necessary to maintain a one-to-one ratio between the number of Class B units and the number of shares of Class B common stock outstanding, including in connection with a stock split, stock dividend, reclassification or similar transaction. In connection with an exchange of a Class B unit for Class A common stock, the corresponding share of Class B common stock will automatically be retired.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock. Our board of directors is able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.

Limitations on Directors’ Liability

Our governing documents limit the liability of, and require us to indemnify, our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breaches of directors’ fiduciary duties as directors. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. Our amended and restated certificate of incorporation includes provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for certain liabilities. We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Exclusive Forum Clause

Our amended and restated certificate of incorporation provides that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any “internal corporate claims,” as defined in our amended and restated certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provision does not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors initially serve until the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; Class II directors initially serve until the second annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; and Class III directors initially serve until the third annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation. Commencing with the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term. Commencing with the annual meeting of stockholders to be held in 2027, directors of each class the term of which shall then expire shall be elected to hold office for a one-year term.

The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation provides that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws provides that any director may only be removed by the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock and, until the annual meeting of stockholders to be held in 2027, only for cause. Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, disqualification, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, disqualification, removal or resignation of a director.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called by the board of directors. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may only be called by the stockholders upon the written request of one or more stockholders of record that own, or who are acting on behalf of persons who own, shares representing 25% or more of the voting power of the then outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws allow the chairperson of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Supermajority Voting for Amendments to Our Governing Documents

Our amended and restated certificate of incorporation requires the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding in order to amend certain provisions, including those relating to our expected public benefit purpose, the removal of directors, the rights and privileges of the common stock, indemnification, exclusive forum, and the prohibition on stockholder action by written consent. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to adopt, amend or repeal our bylaws and that our stockholders may amend our bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholder action by written consent.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the applicable stock exchange listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Public Benefit Corporation Status

We are a public benefit corporation under Section 362 of the DGCL. As a public benefit corporation, our board of directors is required by the DGCL to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our amended and restated certificate of incorporation. Under the DGCL, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding shares or, upon the completion of this offering, the lesser of such percentage or shares of at least $2 million in market value.

We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose.

Limitations on Liability and Indemnification of Officers and Directors

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, stockholder investment may be adversely affected to the extent we pay the settlement costs and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our Class A common stock is American Stock Transfer and Trust Company, LLC.

Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “ZVIA.”